Exhibit 3.01

TEXT OF AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF

Hologic, INC.

(A DELAWARE CORPORATION)

Section 1.6 Voting and Proxies.    Stockholders shall have one vote for each share of stock entitled to vote owned by them of record according to the books of the corporation, unless otherwise provided by law or by the Certificate of Incorporation. Stockholders may vote either in person or by ~~written~~ proxy. Any such proxy may be in writing, by means of electronic transmission (including telephone, electronic mail, the Internet or such other electronic means as the Board of Directors may determine from time to time) that sets forth or is submitted with information from which it can be determined that such transmission was authorized by the stockholder, or by such other means permitted under applicable law~~,~~. ~~but n~~No proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies shall be filed with the secretary of the meeting, or of any adjournment thereof. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting. A proxy purporting to be executed by or on behalf of a stockholder shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger. A proxy with respect to stock held in the name of two or more persons shall be valid if executed by one of them unless at or prior to exercise of the proxy the corporation receives a specific written notice to the contrary from any one of them.